UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 21, 2026

Commission File Number 001-37974

VIVOPOWER PLC

(Translation of registrant’s name into English)

Suite 4, 7th Floor, 50 Broadway,

London, United Kingdom,

SW1H 0DB

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

Update on Issued and Outstanding Securities

On August 21, 2026, VivoPower PLC (the “Company” or “VivoPower”) provides an update on its issued and outstanding securities.

As of such date, the Company has 31,993,555 Class A Ordinary Shares, par value $0.12 per share, issued and outstanding, with no Class A Ordinary Shares held in treasury. In addition, the Company has 800,000 Preference Shares, par value $100 per share, issued and outstanding, and 1,244,000 outstanding in-the-money warrants. The breakdown of issued, treasury, and outstanding securities is set forth below.

Security Type	Status	Number of Securities
Class A Ordinary Shares	Issued and outstanding	31,993,555
	Held in treasury	0
Preference Shares*	Issued and outstanding	800,000
Warrants**	Outstanding and in-the-money	1,244,000

* Convertible into 11,078,431 Class A Ordinary Shares upon conversion

** Represents outstanding warrants that are currently in-the-money as of August 21, 2026

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-292437).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, use of proceeds, capital deployment timing, operational conversion milestones or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties, and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events, and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 21, 2026	VivoPower PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman